LGI HOMES, INC.
1450 Lake Robbins Drive, Suite 430
The Woodlands, Texas 77380

August 18, 2015

BY EDGAR

United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Division of Corporation Finance

Re:	Request for Acceleration of Effectiveness of Registration Statement on Form S-3 (Registration Statement No. 333-205492)

Ladies and Gentlemen:

LGI Homes, Inc. (the “Company”) hereby requests that pursuant to Rule 461 of the rules and regulations promulgated under the Securities Act of 1933, as amended, the effectiveness of its Registration Statement on Form S-3 (Registration Statement No. 333-205492) be accelerated so that the Registration Statement will become effective on August 21, 2015, at 4:00 p.m., Eastern time, or as soon thereafter as practicable.
In connection with making this request, the Company acknowledges that:
•should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Very truly yours,
LGI HOMES, INC.
By:    /s/    Charles Merdian
Charles Merdian
Chief Financial Officer